Lee Enterprises, Inc.

A Case for Positive Change

Cannell Capital LLC

January 15, 2019

A board revamp is not one of the few important things for Lee Enterprises, Inc. It is the *only* important thing.

Shareholders deserve better and are urged to vote "no" for Junck, Moloney and Mowbray at February's Annual Meeting.

Cannell's Recommendation

	Proposal(s)	Recommendation of the Board of Directors	Cannell Recommendation
1	Proposal 1 – Election of Directors		
1A	Mary E. Junck	For	**AGAINST**
1B	Herbert W. Moloney III	For	**AGAINST**
1C	Kevin D. Mowbray	For	**AGAINST**
2	Ratification of Appointment of Independent Registered Public Accounting Firm	For	**FOR**

Part 1 of 4: LEE's Challenges

Declining Stock Price: 95% *Decline* Since Pulitzer Acquisition Versus 129% *Increase* for the S&P 500



Source: Bloomberg.

Revenue & EBITDA Decline Is Primarily Driven By Print Decay

Revenue



EBITDA



Source: LEE's public filings.

Worst Debt-To-Market-Cap Ratio In The Industry



Source: Bloomberg.

Transition to Digital Has Been Lackluster



Digital / Total Advertising %

Assuming historical patterns hold, it will have taken LEE a decade to grow digital advertising from 20% to over 50% of total advertising revenue. It took USA Today and the New York Times just four years to bring digital advertising from 20% of advertising revenue to 49% and 43%, respectively. LEE's lack of innovation is confounding in the face of a media environment that has changed massively during the tenure of the Board. The digital segment could, and should, grow faster.

Source: LEE's public filings.